Exhibit 12.6
Central Illinois Light Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	6 Months Ended	Year Ended
	June 30,	December 31,
	2007	2006
Net income from continuing operations	$47,614	$47,012
Less- Change in accounting principle	-	-
Less- Income from equity investee	-	-
Add- Taxes based on income	26,484	9,966
Net income before income taxes and change in accounting principle	74,098	56,978

Add- fixed charges:
Interest on long term debt	11,225	18,044
Estimated interest cost within rental expense	172	289
Amortization of net debt premium, discount, and expenses	519	705
Total fixed charges	11,916	19,038

Earnings available for fixed charges	86,014	76,016

Ratio of earnings to fixed charges	7.21	3.99

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	951	1,933
Adjustment to pre-tax basis	529	410
	1,480	2,343

Combined fixed charges and preferred stock dividend requirements	$13,396	$21,381

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	6.42	3.55